EXHIBIT 99.1

RISK FACTORS

There is a limited Market for Our Common Stock and There can be no Assurance That a broader Market Will Develop in the Future

     Our common stock is traded on the over-the-counter bulletin board. This makes it more difficult for our stockholders to buy or sell their common stock, or to determine the value of their stock.

Our Business is Subject to the Risks Inherent in the Real Estate Market and General Economic Conditions and We Will be Required to Make Significant Capital Expenditures to Develop our Existing Land Inventory

     Real estate markets are cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. A downturn in the economy in general or in the market for residential land or recreational property could have a material adverse effect on our business, operating results and financial condition. In addition, concentration in a given region may increase our susceptibility to a downturn in such region. We have in recent years been dedicating greater resources to more capital-intensive residential and recreational land projects and the level of our inventory has increased materially, thereby exposing us to greater risk due to possible declines in real estate values.

     We will be required to make material capital expenditures to develop our existing inventory as currently planned. There are substantial risks associated with a large investment in residential and recreational land inventory at any given time. These include the risks that:

▪	Residential and recreational land inventories will decline in value due to changing market and economic conditions;

▪	Development and carrying costs may exceed those anticipated;

▪	There may be delays in bringing inventories to market due to, among other things, changes in regulations, adverse weather conditions or changes in the availability of development financing on terms acceptable to us; and

▪	Banks and other lenders will cease financing residential and recreational land sold by Great Western with respect to which we do not provide financing.

     During the last five years, we have not experienced any significant deterioration of the markets where we operate. Furthermore, the we have experienced steady increases in prices for our products over the last five years. However, we may not be able to continue sales at our current levels, our gross margins may decline or our past performance may not compare to our future performance. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition ” and “Business.”

     We May be Unable to Service Our Debt or to Incur Additional Debt to Finance Our Operations

     We have significant interest expense and principal repayment obligations. Moreover, we are required to seek external sources of liquidity to support our operations, finance the acquisition and development of residential and recreational land inventory, finance a substantial percentage of our sales and satisfy our debt and other obligations. We anticipate that we will continue to require external sources of liquidity to support our operations in the future. Our ability to service or to refinance our indebtedness or to obtain additional financing depends on our future performance, which is subject to a number of factors, including our business, results of operations, leverage, financial condition and business prospects, the performance of our receivables, prevailing interest rates, general economic conditions and perceptions about the residential and recreational land industries. In the future, we will be required to negotiate new credit facilities for the acquisition and development and the financing and sale of our mortgage loans of residential land properties. No assurances can be given that such credit facilities will be entered into or that we will be able to obtain sufficient external sources of liquidity on attractive terms, or at all. Our existing credit facilities and future facilities, if consummated, do or may include, among other things, various representations and warranties, conditions to funding, eligibility requirements for collateral, affirmative, negative and financial covenants and events of default. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition - Liquidity and Capital Resources,” and “Business – Debt”.

     Our level of debt and debt service requirements will have several important effects on our future operations, including the following:

▪	We will have significant cash requirements to service debt, reducing funds available for operations and future business opportunities and increasing our vulnerability to adverse economic and industry conditions;

▪	Our leveraged position will increase our vulnerability to competitive pressures; and

▪	Funds available for working capital, capital expenditures, acquisitions and general corporate purposes may be limited.

     Our debt service was $0.6 million and $0.9 million for the year ended September 30, 2004 and the nine months ended September 30, 2003, respectively.

     We are Dependent Upon Future Acquisitions of Land Inventory That May be Difficult to Make or May be More Costly Than Anticipated

     Our strategy with respect to the growth of our business depends in large part on our continued ability to successfully acquire and develop new residential and recreational property. We actively seek land acquisition opportunities in the regular course of our business and we are engaged in ongoing evaluations of and discussions regarding potential land acquisitions. Such land acquisitions involve numerous short-term and long-term risks, including diversion of management’s attention and adverse consequences to cash flow until the acquired property is integrated and developed. In addition, we may be required to comply with laws and regulations of jurisdictions that differ from those in which we currently operate and may face competitors with greater knowledge of such local markets. Our land acquisition program could be adversely affected if we are unable to identify and consummate suitable acquisitions, are unable to integrate acquisitions successfully into our operations or doe not generate sufficient cash for future acquisitions from existing operations or through additional debt or equity financings.

     Because most of our acquisitions are of land assets only, the risk associated with our assets is limited primarily to the risks associated with the land. Such risks include undisclosed liabilities, potential claims against the seller for which indemnification will not be available (by virtue of caps or otherwise), uncertainty as to future financial results, the failure of the seller of a property or project to comply with applicable law in connection with such property or project or otherwise (including the risks of monetary liabilities and governmental liens and forfeiture), integrating distinct business operations and projects, the increased demands acquisitions place on management resources and other similar factors. If one or more of these risks materialize our land acquisitions may not be profitable.

     We May be Unable to Conduct Our Development Activities on Terms Acceptable to us and May be Required to Abandon Certain of Our Development Activities

     Our growth strategy involves certain inherent risks including the following:

▪	We may be required to make material capital expenditures to develop our residential and recreational land property inventory;

▪	Planned development may be delayed or abandoned and development and carrying costs may exceed those anticipated, possibly making the project uneconomical or unprofitable;

▪	We may experience a fluctuation in quarterly results due to an increase or decrease in the number of residential or recreational land projects subject to percentage of completion accounting that requires net profit on such projects to be recognized on a pro rata basis as development is completed;

▪	The period between acquisition and sale of property may increase and we may experience delays in bringing inventories to market, resulting in decreased revenue and increased interest expense and carrying charges; and

▪	Inventories may decline in value due to changing market and economic conditions.

     In addition, our construction activities typically are performed by third-party contractors, and, accordingly, the timing, quality and completion of such activities cannot be controlled by us. Nevertheless, construction claims may be asserted against us for construction defects and such claims may give rise to liabilities. New development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management’s time and attention. Development activities are also subject to risks relating to:

▪	The inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations;

▪	Our ability to coordinate construction activities with the process of obtaining such permits and authorizations; and

▪	Our ability to obtain the financing necessary to complete the necessary acquisition, construction, and/or conversion work at our projects. In addition, certain state and local laws may impose liability on property developers with respect to construction defects discovered, or repairs made, by future owners of such property.

     We Bear the Risks Associated with Increases in Interest Rates, Delinquencies and Defaults on the Repayment of Loans by Buyers and Earlier Than Anticipated Prepayment of Loans

We offer financing of up to 90% of the purchase price to all purchasers of our ranch land properties who qualify for such financing. These loans are collateralized by liens on the underlying property. These loans generally are sold to third parties for 85% to 100% of the principal balance of eligible loans. We are required to replace loans that become delinquent or to repay all or a portion of the amounts received for such loans. Approximately $1.5 million of the loans that have been sold are outstanding. During the year ended September 30, 2004, we received two loan chargebacks totaling $53,214. As of September 30, 2004, none of the ranch land receivables that were held by us or by third parties under sales transactions where we had a recourse liability were more than 30 days past due. Our receivables generally bear interest at a fixed rate and our borrowings bear interest at a variable rate. Therefore, we bear the risk of increases in interest rates.

     General economic conditions have an impact on the ability of borrowers to repay loans. If the real estate market should experience an overall decline in values such that the outstanding balances of these loans are greater than the value of the mortgaged properties, the actual rates of delinquencies, foreclosures and losses could be materially higher. An increase in delinquency rates or defaults on our receivables could have a material adverse effect on our business, operating results and financial condition. We may incur substantial costs and delays in connection with our servicing of receivables, including costs in foreclosing or realizing on our collateral and additional marketing and sales costs with respect to reacquired property. No assurances can be given that reacquired property will be sold at a profit.

     All of our residential lot sales are to corporate customers. Generally, these builders purchase lots under contracts that require the purchase of a specified minimum number of lots per quarter. The builders often rely upon their lines of credit to purchase the lots. A market contraction or credit contraction could cause the builders to be unable to honor their purchase commitments.

     We are Highly Dependent on our Key Personnel, Including our Chief Executive Officer and our Business Prospects May Suffer if we Lose One or More of Such Persons

     Our success depends to a significant extent upon the experience and abilities of our senior management, including the experience and abilities of our Chief Executive Officer, Jay N. Torok. The loss of the services of Mr. Torok or the loss of one or more other members of senior management could have a material adverse effect on us and our business prospects. We have entered into an employment agreement with Mr. Torok. Our continued success is also dependent upon our ability to hire, train and retain qualified marketing, sales, development, acquisition, finance, management and administrative personnel. Such personnel are in substantial demand and the cost of attracting or retaining such key personnel could escalate over time. There can be no assurance that we will be successful in attracting or retaining such personnel.

     Our Earnings are Subject to Variable Quarterly Results

     Our earnings may be impacted by, among other things, the timing of the completion of the acquisition and development of our residential and recreational land projects, a shortage of ready-for-sale inventory in our key market areas, inventory write-downs, levels of loan losses, and the potential impact of adverse weather and other natural disasters at our properties. In addition, we are subject to any negative effect from adverse fluctuations in the market generally, the credit markets or local employment conditions that negatively impact our earnings.

     The Cost of Compliance With or Violation of, Government Regulations, Including Environmental Regulations, Could be Significant

     Many of our projects are subject to extensive and complex federal, state and local regulation, and we are required to comply with various federal, state and local environmental, zoning, land use, consumer protection, anti-fraud, labor, usury, truth-in-lending, equal opportunity, land sales, licensing and other laws and regulations which govern our operations. Existing or future regulations may have a material adverse impact on our operations by, among other things, imposing additional compliance costs, delaying the period in which projects are brought to market and limiting the interest rate which we may charge to customers who utilize our financing. We believe that we are in material compliance with all applicable laws and regulations to which we are currently subject. However, laws and regulations applicable to us in any specific jurisdiction may be revised or other laws or regulations (including without limitation with respect to tax matters) may be adopted which could increase our cost of compliance or prevent us from marketing or selling our residential and recreational land properties or conducting other operations in such jurisdictions or otherwise have a material adverse impact on our operations. The costs of future compliance may be significant. Any failure on our part to comply with applicable laws or regulations or any increase in the costs of compliance could have a material adverse effect on our business, operating results and financial condition.

     We Operate in a Highly Competitive Business and May Not be Able to Compete as Effectively as Some of Our Competitors

     We believe we can effectively compete in our market areas. Our future ability to locate, develop and sell attractive properties in the markets in which we wish to operate or that the entrance of high profile and well-established operators into our market areas may have a material adverse effect on our operations. With respect to our real estate development operations, we compete with builders and developers, and with respect to our finance operations, we compete with banks, mortgage companies, other financial institutions and government agencies offering financing of real estate, which in each case may be more firmly established, have greater economic resources, more depth of management and operate in wider geographic markets.

     Natural Disasters and Uninsured Loss May Impair Our Ability to Sell Our Properties

     Certain of our residential and recreational land projects are located in areas that are susceptible to flooding, fire and violent rainstorms. Our properties could suffer damage as a result of wind, storms, floods and other natural disasters. Any such damage could impair our ability to sell our residential or recreational lots and to collect on outstanding notes receivable and adversely affect our business, operating results and financial condition.

     There are certain types of losses that are not generally insured because they are either uninsurable or not economically feasible to insure and for which we do not have insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, we could lose a significant percentage of our investment in any improvements at a particular project site, particularly at our residential development projects.

     Possible Environmental Liabilities May Impair the Value or Salability of Our Properties

     Under various federal, state and local laws, ordinances and regulations, a current or previous owner, manager or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner, manager or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, a lender may be liable either to the government or to private parties for cleanup costs on property securing a loan, even if the lender does not cause or contribute to the contamination. Certain states impose a statutory lien for associated costs on property that is the subject of a cleanup action by the state on account of hazardous wastes or hazardous substances released or disposed of on the property. Such a lien will generally have priority over all subsequent liens on the property and, in certain of these states, will have priority over prior recorded liens including the lien of a mortgage or deed of trust. In addition, under federal environmental legislation and possibly under state law in a number of states, a secured party which takes a deed in lieu of foreclosure or acquires a mortgaged property at a foreclosure sale or otherwise is deemed an “owner” or “operator” of the property and may be liable for the full costs of cleaning up a contaminated site. Such costs could be substantial and are not limited to the value of property. We believe that we are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances.

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